UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RAE Systems Inc.
(Name of Issuer)
Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)
75061P102
(CUSIP Number)
Ray Holding Corporation
Ray Merger Sub Corporation
Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital IV, L.P.
Vector Capital Partners III, L.P.
Vector Capital Partners IV, L.P.
Vector Capital, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105
Telephone: (415) 293-5000
Attn: David Baylor
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 18, 2011
(Date of Event which Requires Filing of this Statement)
With a copy to:
Shearman & Sterling LLP
525 Market Street, 15th Floor
San Francisco, CA 94105
Telephone: (415) 616-1100
Attn: Steve L. Camahort

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Ray Holding Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,551,772

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,551,772

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Ray Merger Sub Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,551,772

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,551,772

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Vector Capital III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,984,372

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

1,432,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,984,372

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Vector Entrepreneur Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,586,572

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

34,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,586,572

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Vector Capital IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,984,372

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

1,432,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,984,372

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Vector Capital Partners III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,019,172

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

1,467,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,019,172

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Vector Capital Partners IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,984,372

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

1,432,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,984,372

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Vector Capital, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,451,772

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

2,900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,451,772

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	75061P102

1.	NAMES OF REPORTING PERSONS: Alexander R. Slusky

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,451,772

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

2,900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,451,772

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This statement on Schedule 13D (this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of January 18, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Ray Holding Corporation, a Delaware corporation (“Ray”), Ray Merger Sub Corporation, a Delaware corporation (“Merger Sub”), and RAE Systems Inc., a Delaware corporation (the “Issuer” or “Company”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Ray (the “Merger”).
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.
Concurrently with the execution of the Merger Agreement, Robert Chen and Peter Hsi (together, the “Voting Parties”) entered into voting agreements with Ray (collectively, as they may be amended from time to time, the “Voting Agreements”) pursuant to which, among other things, the Voting Parties agreed to vote all of the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) beneficially owned by the Voting Parties, representing approximately 31% of the Company’s issued and outstanding Common Stock in the aggregate, in favor of the Merger and against any other acquisition proposal at any meeting of the Company’s stockholders until termination of the Merger Agreement. Mr. Chen, the Issuer’s Chief Executive Officer, beneficially owns 15,801,608 shares of Common Stock (which includes 237,499 options to purchase Common Stock exercisable within 60 days of the date of this Schedule 13D), or approximately 26.6% of the outstanding Common Stock and Mr. Hsi, the Issuer’s Vice President, Chief Technology Officer, beneficially owns 2,750,164 shares of Common Stock (which includes 58,832 options to purchase Common Stock exercisable within 60 days of the date of this Schedule 13D) or approximately 4.6% of the outstanding Common Stock.
The summary of the Merger Agreement and the Voting Agreements are qualified in their entirety by the terms and conditions of the Merger Agreement and the Form of Voting Agreement, which are filed as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.
Item 1. Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 3775 North First Street, San Jose, California 95134.
Item 2. Identity and Background.
     (a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Ray Holding Corporation, a Delaware Corporation, (“Ray”), (ii) Ray Merger Sub Corporation, a Delaware corporation (“Merger Sub”), (iii) Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), (iv) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”), (v) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV LP”), (vi) Vector Capital Partners III, L.P., an exempted Cayman limited partnership (“VCP III LP”), (vii) Vector Capital Partners IV, L.P., an exempted Cayman limited partnership (“VCP IV LP”), (viii) Vector Capital, L.L.C., a Delaware limited liability company (VC LLC, and together with VC III LP, VEF III LP, VC IV LP, VCP IV LP and VCP III LP, “Vector”), and (ix) Alexander R. Slusky, an individual (“Mr. Slusky”). Mr. Slusky is the Managing Member of VC LLC. VC LLC is the sole general partner of each of VCP III LP and VCP IV LP. VCP III LP is the sole General Partner of each of VC III LP and VEF III LP. VCP IV LP is the sole General Partner of VC IV LP. VC III LP and VC IV LP own 100% of Ray, and Ray is the sole shareholder of Merger Sub.
          The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.
     (b) The business address for the Reporting Persons is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.
     (c) The principal businesses of Ray and Merger Sub are each to enter into the Merger Agreement.

The business of Vector is that of a private limited partnership (in the case of VC III LP, VEF III LP, VC IV LP, VCP III LP and VCP IV LP) or a private limited liability company (in the case of VC LLC), engaged in making investments in securities of public and private companies for its own account. The principal employment of Mr. Slusky is as the sole Director and President of Vector Capital Corporation, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds, including Vector.
     The name and principal occupation of each director and executive officer of Ray, and the Managing Member of Vector, is as follows:
•	Alexander Slusky is a director of Ray and Merger Sub, and Managing Member of VC LLC. His principal occupation is as Managing Partner of Vector Capital Corporation.

•	David Fishman is a director of Ray and Merger Sub. His principal occupation is as a Partner of Vector Capital Corporation.

•	Andrew Fishman is a director of Ray and Merger Sub. His principal occupation is as a Vice President of Vector Capital Corporation.

•	David Baylor is the President of Ray and Merger Sub. His principal occupation is as Chief Operating Officer of Vector Capital Corporation.

•	Roy Kelvin is the Secretary of Ray and Merger Sub. His principal occupation is as Chief Financial Officer of Vector Capital Corporation.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Slusky is a United States citizen.
Item 3. Source Amount of Funds or Other Consideration
     2,900,000 of the shares of Common Stock beneficially owned by the Reporting Person were acquired in open market transactions on September 21 and 22, 2010 for a net investment cost of $4,631,412. The source of funds for this consideration was the available capital of Vector, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.
     No funds were required in connection with the execution and delivery of the Merger Agreement and Voting Agreements. The total value of the Merger transaction, including the amount of funds required by Ray to pay the aggregate consideration pursuant to the Merger Agreement and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, will be approximately $119.57 million. Ray currently intends to obtain all of such funds through a combination of (i) debt financing to be provided by one or more groups of lenders, (ii) equity financing to be provided by Vector, its co-investor, Profit Spring Investments Limited (“PSIL”), an affiliate of CITIC Capital MB Investment Limited, pursuant to equity commitment letters described below and certain rollover investors, and (iii) available cash balances of the Company.
     In letters dated January 18, 2011, each of VC IV LP, VEF III LP, and VC III LP, (the “Vector Equity Commitment Letter”) and PSIL (the “PSIL Equity Commitment Letter”) agreed, subject to certain conditions, to contribute an aggregate of approximately $60 million (subject to adjustment) in cash to Ray in exchange for a portion of the equity of Ray, which financing will be used solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay certain expenses. This summary of the Vector Equity Commitment Letter and the PSIL Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Vector Equity Commitment Letter, which is attached hereto as Exhibit 99.3, and the PSIL Equity Commitment Letter, which is attached hereto as Exhibit 99.4, both of which are incorporated by reference in their entirety into this Item 3.
     CITIC Capital MB Investment Limited has, pursuant to a Guarantee, dated as of January 18, 2011 (the “CITIC Guarantee”), unconditionally and irrevocably guaranteed all obligations of PSIL under the PSIL Equity Commitment Letter, subject to the limitations contained therein. The CITIC Guarantee will terminate upon either the satisfaction of PSIL’s obligations under, or the termination of, the PSIL Equity Commitment Letter.
     VC III LP and VC IV LP have, pursuant to a Guarantee, dated as of January 18, 2011 (the “Vector Guarantee”), unconditionally and irrevocably guaranteed all payment obligations of Ray and Merger Sub under the Merger Agreement, including any monetary damages payable to the Company under Section 9.7(b) of the Merger Agreement for Ray’s or Merger Sub’s failure to consummate the Merger under the circumstances described in said Section 9.7(b), but (in all events) subject to the limitations of the Merger Agreement. VC III LP’s and VC IV LP’s maximum liability under the Guarantee is limited to monetary damages not in excess of $82,850,000. The Vector Guarantee will terminate upon earlier of the effective time of the Merger or the termination of the Merger Agreement. The foregoing description of the Vector Guarantee is qualified in its entirety by reference to the Vector Guarantee, which is filed as Exhibit 99.5 hereto, and is incorporated herein by reference.
     CITIC Capital MB Investment Limited and Vector have, pursuant to an expense sharing letter, dated January 18, 2011 (the “Expense Sharing Letter”), agreed, in the event the Merger is not consummated, to share in expenses (including, without limitation, any money damages Vector or any of its affiliates is obligated to pay to the Company) arising as a result of pursuing the Merger, and any payments to Vector in the event that the Merger is not consummated.
Item 4. Purpose of Transaction
     (a) - (j) The Reporting Persons acquired 2,900,000 shares of Common Stock reported herein as an initial step in connection with their objective of acquiring the Company.
     On January 18, 2011, Ray, Merger Sub and Issuer entered into the Merger Agreement, pursuant to which and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Ray.
     At the effective time of the Merger (the “Effective Time”), each share of the Company’s Common Stock (the “Shares”) outstanding immediately prior to the Effective Time will be converted into the right to receive $1.75 in cash, without interest (the “Merger Consideration”), other than 13,392,857 shares beneficially owned by Mr. Chen and Dr. Hsi which will be exchanged for approximately 28% of the capital stock of Ray (which exchange shares are discussed in more detail below). In addition, at the Effective Time, each then-outstanding option to purchase Common Stock of the Company (the “Company Options”) will become fully vested and will be cancelled in exchange for a cash payment per share equal to the excess, if any, of the Merger Consideration over the exercise price of such Company Option. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference in its entirety into this Item 4.
     Concurrently with the execution of the Merger Agreement, the Voting Parties entered into the Voting Agreements with Ray, in the form attached hereto as Exhibit 99.2, dated as of January 18, 2011, pursuant to which, among other things, the Voting Parties agreed to vote all the shares of Common Stock beneficially owned by such stockholders in favor of the Merger and against any other acquisition proposal at any meeting of the Company’s stockholders until the earlier of the consummation of the Merger, an amendment to the Merger Agreement reducing the consideration paid therein, or termination of the Merger Agreement. Pursuant to the Voting Agreements, each Voting Party irrevocably appointed each of Ray and Vector as its true and lawful proxy and attorney-in-fact, with full power of substitution, to (x) vote their Common Stock for the matters expressly provided for in the Voting Agreement and (y) execute and deliver all written consents, conveyances and other instruments or documents appropriate or necessary to effect the matters expressly provided for in the Voting Agreement. Each Voting Party further agreed not to sell any shares of Common Stock that are subject to the Voting Agreements until the earlier of the consummation of the Merger, an amendment to the Merger Agreement reducing the consideration paid therein, or termination of the Merger Agreement and agreed that any additional shares of Common Stock acquired would automatically become subject to the Voting Agreement.
     Concurrently with the execution of the Merger Agreement, each of the Hsi Family Trust and the Chen Revocable Trust DTD 5/8/2001 (the “RLC Trust”, and together with the Hsi Family Trust, collectively, the “Rollover Stockholders”) entered into a Rollover Agreement with Ray, in the form attached hereto as Exhibit 99.6, dated as of January 18, 2011 (each, a “Rollover Agreement”) pursuant to which (1) the RLC Trust agreed to surrender 10,701,525 shares of Common Stock (the “RLC Exchange Shares”) in exchange for common and preferred stock of Ray, and (2) the Hsi Family Trust agreed to surrender 2,691,332 shares of Common Stock (the “Hsi Exchange Shares” and together with the RLC Exchange Shares, the “Exchange Shares”) in exchange for common and preferred stock of Ray, in each case immediately prior to the Effective Time. In addition, pursuant to the terms of the Rollover Agreements, the RLC Trust and the Hsi Family Trust have agreed not to sell, pledge, encumber, grant an option with respect to, transfer or dispose of the Exchange Shares through the Effective Time (including by means of entering into a swap or similar transaction that transfers the economic consequences of ownership of the Exchange Shares), and, in connection therewith, have granted Ray a first priority lien upon and security interest in the Rollover Stockholders’ respective rights and interest in the Exchange Shares. The Rollover Agreements terminate if the Merger Agreement is amended to reduce the consideration paid therein, or the Merger Agreement terminates in advance of the consummation of the Merger.
     The foregoing descriptions of the Merger Agreement, Voting Agreements, and Rollover Agreements are qualified in their entirety by reference to the Merger Agreement, the Form of Voting Agreement, and Form of Rollover Agreement which are filed as Exhibit 99.1, 99.2, and 99.6 hereto, respectively, and are incorporated herein by reference.
     Vector intends to raise approximately $30 million in debt. Assuming the full amount is borrowed in connection with the Merger and is used to purchase Common Stock, then the post-closing equity value of Ray after the Merger will be approximately $83.49 million (determined based on the pre-Merger equity value of the Company’s Common Stock and options and transaction expenses reduced by the amount of the debt incurred by Ray in connection with the Merger (net of expected costs at closing)) and the enterprise value will be approximately $97.06 million. Based on the above assumptions, to fund a portion of the merger consideration, Vector and PSIL would invest approximately $52.1 million and approximately $8.0 million, respectively, in cash in Ray in the form of an equity contribution (consisting of a combination of preferred stock and common stock). The Rollover Stockholders’ contribution and Vector’s and PSIL’s investment in Ray will be made at the same valuation. As a result, immediately after the merger, (i) the Rollover Stockholders would hold equity in Ray valued at approximately $23.4 million (or approximately 28.1 percent of the total equity value of approximately $83.49 million), (ii) Vector would hold equity in Ray valued at approximately $52.1 million (or approximately 62.4 percent of the total equity value of $83.49 million), and (iii) PSIL would hold equity in Purchaser valued at approximately $8.0 million (or approximately 9.6 percent of the total equity value of $83.49 million). The remainder of the capitalization of Ray would consist of $30 million in debt, which will not exist prior to the closing of the Merger, and which would be arranged by Vector.
     It is anticipated that, after the closing of the merger, Ray will authorize and reserve an equity pool representing approximately 10 percent of the then-outstanding common stock of Ray. Of this common stock equity pool, Mr. Chen and Dr. Hsi will have the right to acquire restricted common stock pursuant to a customary restricted stock purchase agreement representing one percent and 1.5 percent, respectively, of the outstanding common stock of Ray on customary terms and conditions, including vesting. The common stock equity pool will otherwise dilute the ownership of the Rollover Stockholders, Vector and PSIL on a pro rata basis.
     Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 59,512,064 shares, which is the number of shares of Issuer’s Common Stock outstanding as of January 17, 2011, as disclosed in the Merger Agreement. As a result of the matters discussed in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, the Voting Parties. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.
     (b) The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power is as set forth below.

	Ray	Merger Sub	VC III LP	VEF III LP	VC IV LP	VCP III LP	VCP IV LP	VC LLC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0	0	0	0
Shared Power to Vote/Direct Vote	18,551,772	18,551,772	19,984,372	18,586,572	19,984,372	20,019,172	19,984,372	21,451,772	21,451,772
Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0	0	0	0
Shared Power to Dispose/Direct Disposition	0	0	1,432,600	34,800	1,432,600	1,467,400	1,432,600	2,900,000	2,900,000
     (c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer’s Common Stock that were effected during the past sixty days by any of the Reporting Persons.
     (d) To the knowledge of the Reporting Persons, no person other than the Voting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 18,551,772 Shares (Includes options to purchase 296,331 shares of common stock of issuer exercisable within 60 days).
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth in Items 3, 4 and 5 above is incorporated herein by reference in its entirety into this Item 6.
Item 7. Material to Be Filed as Exhibits.

Exhibit
Number	Document

1	Joint Filing Agreement dated January 28, 2011, by and among Ray Holding Corporation, Ray Merger Sub Corporation, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector Capital Partners III, L.P., Vector Capital Partners IV, L.P., Vector Capital, L.L.C. and Alexander R. Slusky.

99.1	Agreement and Plan of Merger, dated as of January 18, 2011, by and among RAE Systems Inc., Ray Holding Corporation and Ray Merger Sub Corporation. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission) (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 19, 2011).

Exhibit
Number	Document

99.2	Form of Voting Agreement, dated as of January 18, 2011, by and between Ray Holding Corporation and each of Robert Chen and Peter Hsi, respectively. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 19, 2011).

99.3	Equity Commitment Letter, dated January 18, 2011, by and among Ray Holding Corporation , Ray Merger Sub Corporation, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P. and Vector Capital IV, L.P.

99.4	Equity Commitment Letter, dated January 18, 2011, by and among Ray Holding Corporation , Ray Merger Sub Corporation and Profit Spring Investments Limited.

99.5	Guarantee, dated as of January 18, 2011, by and among RAE Systems Inc., Vector Capital III, L.P. and Vector Capital IV, L.P. (Incorporated by reference to Exhibit C of Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 19, 2011).

99.6	Form of Rollover Agreement, dated as of January 18, 2011, by and between the Company and each of Chen Revocable Trust DTD 5/8/2001 and Hsi Family Trust, respectively.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated January 28, 2011.

RAY HOLDING CORPORATION
By:	/s/ David Baylor
	Name:	David Baylor
	Title:	President

RAY MERGER SUB CORPORATION
By:	/s/ David Baylor
	Name:	David Baylor
	Title:	President

VECTOR CAPITAL III, L.P.
By:	Vector Capital Partners III, L.P., its General Partner

By:	Vector Capital L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
By:	Vector Capital Partners III, L.P., its General Partner

By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Managing Member

VECTOR CAPITAL IV, L.P.
By:	Vector Capital Partners IV, L.P., its General Partner

By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Managing Member

VECTOR CAPITAL PARTNERS III, L.P.
By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Managing Member

VECTOR CAPITAL PARTNERS IV, L.P.
By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Managing Member

VECTOR CAPITAL, L.L.C.
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Managing Member

ALEXANDER R. SLUSKY
/s/ Alexander R. Slusky
Alexander R. Slusky

Exhibit 1
JOINT FILING AGREEMENT
     This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
     Dated: January 28, 2011

RAY HOLDING CORPORATION			VECTOR CAPITAL IV, L.P.
By:	/s/ David Baylor		By:	Vector Capital Partners IV, L.P.,
	Name:	David Baylor		its General Partner
	Title:	President	By:	Vector Capital, L.L.C., its General Partner
			By:	/s/ Alexander R. Slusky
RAY MERGER SUB CORPORATION				Name: Title:	Alexander R. Slusky Managing Member
By:	/s/ David Baylor
	Name:	David Baylor	VECTOR CAPITAL PARTNERS III, L.P.
	Title:	President	By:	Vector Capital, L.L.C., its General Partner
			By:	/s/ Alexander R. Slusky
VECTOR CAPITAL III, L.P.				Name:	Alexander R. Slusky
				Title:	Managing Member
By:	Vector Capital Partners III, L.P., its General Partner		VECTOR CAPITAL PARTNERS IV, L.P.
By:	Vector Capital, L.L.C., its General Partner		By:	Vector Capital, L.L.C., its General Partner
By:	/s/ Alexander R. Slusky		By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky		Name:	Alexander R. Slusky
	Title:	Managing Member		Title:	Managing Member
VECTOR ENTREPRENEUR FUND III, L.P.			VECTOR CAPITAL, L.L.C.
By:	Vector Capital Partners III, L.P., its General Partner		By:	/s/ Alexander R. Slusky
By:	Vector Capital, L.L.C., its General Partner			Name: Title:	Alexander R. Slusky Managing Member
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	Managing Member	ALEXANDER R. SLUSKY
/s/ Alexander R. Slusky
Alexander R. Slusky